UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                                  Entrust, Inc.
                      (formerly Entrust Technologies Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293848 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_| Rule 13d-1(b)
             |_| Rule 13d-1(c)
             |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No. 293848 10 7
-----------------------
  1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

         Nortel Networks Corporation

   2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)|_|

                                                                          (b)|_|

   3     SEC Use Only


   4     Citizenship or Place of Organization

         Canada

                              5    SOLE VOTING POWER
         Number of
          Shares                   -0-
       Beneficially
         Owned by             6    SHARED VOTING POWER
           Each                    (see Item 4)
         Reporting
          Person                   9,608,259
           With:
                              7    SOLE DISPOSITIVE POWER

                                    -0-

                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4)

                                   9,608,259

   9     Aggregate Amount Beneficially Owned by Each Reporting Person

         9,608,259

  10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)          |_|

  11     Percent of Class Represented by Amount in Row (9)

         14.8%

  12     Type of Reporting Person

         CO

Item 1.

    (a)      Name of Issuer:

             Entrust, Inc.

    (b)      Address of Issuer's Principal Executive Offices:

             One Hanover Park, Suite 800, 16633 Dallas Parkway,
             Addison, TX 75001

Item 2.

    (a)      Name of Persons Filing:

             Nortel Networks Corporation

    (b)      Address of Principal Business Office or, if none, Residence:

             8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada

    (c)      Citizenship:

             Canada

    (d)      Title of Class of Securities:

             Common Stock, $0.01 par value

    (e)      CUSIP Number:

             293848 10 7

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

             Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

Item 4.      Ownership.

    (a)      Amount Beneficially Owned:

             9,608,259

    (b)      Percent of Class:

             14.8%

    (c)      Number of shares as to which such person has:*

                  (i)  Sole power to vote or to direct the vote:

                       As of Dec. 31, 2002              As of Feb. 5, 2003

                                  -0-                           -0-

                 (ii)  Shared power to vote or to direct the vote:

                       As of Dec. 31, 2002              As of Feb. 5, 2003

                              9,629,159                       9,608,259

                (iii)  Sole power to dispose or to direct the disposition of:

                       As of Dec. 31, 2002              As of Feb. 5, 2003

                                  -0-                           -0-

                 (iv)  Shared power to vote or to direct the disposition of:

                       As of Dec. 31, 2002              As of Feb. 5, 2003

                              9,629,159                       9,608,259

          * The shares beneficially owned by Nortel Networks Corporation are held directly by Nortel Networks, Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation. This Schedule 13G/A amends the Schedule 13G/A filed by Nortel Networks Limited with the Securities and Exchange Commission on February 8, 2002.

Item 5.      Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial |_| owner of more than five percent of the class of securities, check the following:


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 2003


                                            NORTEL NETWORKS CORPORATION

                                            By:   /s/ DOUGLAS BEATTY
                                                 ----------------------------
                                            Name:  Douglas Beatty
                                            Title: Chief Financial Officer

                                            By:   /s/ GORDON DAVIES
                                                 --------------------
                                            Name:  Gordon Davies
                                            Title: Assistant Secretary